{Seal of the State of Nevada}

DEAN HELLER

Secretary of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4299

(775) 684 5708

Website: secretaryofstate.biz

Certificate of Designation (PURSUANT TO NRS 78.1955)

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation

For Nevada Profit Corporations

(Pursuant to NRS 78.1955)

1. Name of corporation: New Mexico Software, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock: Class A Voting, Convertible Preferred Stock, consisting of 100 (one hundred) shares, each share having: (i) one million votes on any matter submitted to the holders of the common stock for consideration or approval, including the election of directors, voting with the holders of the common stock as a single group; (ii) a par value of $1.00 (one dollar) per share; (iii) the right to receive dividends in pari passu with the issued and outstanding common stock, as, when and if declared; and (iv) conversion, at the election of the holder thereof, into one million shares of common stock.

3. Effective date of filing (optional):	07/07/06
(must not be later than 90 days after the certificate is filed)

4. Officer Signature: /s/ Richard F. Govatski                Date: 7/6/06

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.